Exhibit 99.3

PRESS RELEASE

Sanofi Pasteur to leverage its strong vaccine legacy in hunt for Zika vaccine

- Building on the company’s successful history in developing vaccines against similar viruses, most recently the introduction of Dengvaxia® against dengue, Sanofi Pasteur is launching a Zika vaccine project -

Lyon, France - February 2, 2016 - Sanofi Pasteur, the vaccines division of Sanofi, announced today that it has launched a vaccine research and development project targeting the prevention of Zika virus infection and disease.

Sanofi Pasteur leads the vaccine field for viruses in the same family as Zika virus (ZIKV), with licensed vaccines against Yellow Fever, Japanese Encephalitis and, most recently, Dengue. Importantly, Sanofi Pasteur’s expertise and established R&D and industrial infrastructure for the newly licensed vaccine for dengue, Dengvaxia®, can be rapidly leveraged to help understand the spread of ZIKV and potentially speed identification of a vaccine candidate for further clinical development.

“Our invaluable collaborations with scientific and public health experts, both globally and in the regions affected by the outbreaks of ZIKV, together with the mobilization of our best experts will expedite efforts to research and develop a vaccine for this disease,” said Dr. John Shiver, Global Head of R&D, Sanofi Pasteur.

The ZIKV is closely related to Dengue; it belongs to the same Flavivirus genus, is spread by the same species of mosquito and has a similar acute clinical presentation. Common symptoms caused by a Zika infection include fever, rash, joint swelling, conjunctivitis and headaches. However, there is a growing body of evidence linking Zika infection in pregnant women with an increased risk of a severe congenital complication at birth called microcephaly. Normally a rare condition, microcephaly results in an abnormally small head impairing brain development.

“Sanofi Pasteur is responding to the global call to action to develop a Zika vaccine given the disease’s rapid spread and possible medical complications,” says Dr. Nicholas Jackson, Global Head of Research for Sanofi Pasteur who will be driving the new ZIKV vaccine project. “In addition to the serious possibility of congenital complications associated with Zika, investigations are also underway to assess another reported connection between Zika and a dangerous neurological disorder”.

Until recently, ZIKV was considered a rare and seemingly benign virus. However in May 2015, the Pan American Health Organization (PAHO) issued an alert regarding the first confirmed ZIKV infection in Brazil, and since then it has spread across the Americas. In the United States, authorities have reported a locally transmitted case of Zika in Puerto Rico, with reports of cases in continental United States in returning travelers.

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At a briefing session during the 138th Executive Board of the World Health Organization (WHO), the WHO Director General, Dr. Margaret Chan, stated that the WHO is deeply concerned about ZIKV for four main reasons:

•	the possible association of infection with birth malformations and neurological syndromes;

•	the potential for further international spread given the wide geographical distribution of the mosquito vector;

•	the lack of population immunity in newly affected areas;

•	absence of vaccines, specific treatments, and rapid diagnostic tests.

In addition, the Centers for Disease Control and Prevention (CDC) have issued travel recommendations for pregnant women to post-pone travel to countries in Latin America and the Caribbean where ZIKV transmission is ongoing.

Presently there is no vaccine or specific treatment for Zika. Vector control remains an important means of potentially controlling the mosquitoes responsible for spreading Zika.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of Sanofi, provides more than 1 billion doses of vaccine each year, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers a broad range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. Sanofi Pasteur is committed to supporting the global public health community fight preventable disease and supports public private partnerships that leverage diverse capabilities to expeditiously respond to potential epidemics. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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Contacts:

Global Media Relations	U.S. /Country Media Relations
Alain Bernal T. +33-4-37-37-50-38 alain.bernal@sanofipasteur.com www.sanofipasteur.com	Susan Watkins T. +570-957-2563 susan.watkins@sanofipasteur.com www.sanofipasteur.us

Investor Relations

Sébastien Martel

T. + 33 1 53 77 45 45

ir@sanofi.com

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